Hartford HLS Series Fund II, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

July 16, 2009

VIA ELECTRONIC TRANSMISSION

Mr. Michael Kosoff, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4464

Re:	Hartford HLS Series Fund II, Inc. - Registration Statement on Form N-14
(File No. 333-159997)

Dear Mr. Kosoff :

In connection with responses being made on behalf of Hartford HLS Series Fund II, Inc. (the “Registrant”) to comments you provided with respect to the registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended, filed on behalf the Registrant on June 16, 2009, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald

Vice President, Secretary and Chief Legal Officer

Hartford HLS Series Fund II, Inc.